Exhibit 2.4

Description of Ordinary Shares

The following are summaries of material provisions of our currently effective memorandum and articles of association and the Cayman Islands Companies Act (As Revised), or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Rights, Preferences and Restrictions of Ordinary Shares

General. All of our issued and outstanding shares are fully paid and non-assessable. Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Each ordinary share has US$0.0001 par value.

Dividends. The holders of shares are entitled to such dividends as may be declared by our board of directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being, immediately following such payment, unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each share is entitled to one vote on all matters upon which the shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or any other shareholder present. A quorum required for a meeting of shareholders consists of one or more members holding shares which carry, in aggregate, not less than one third of the votes attaching to all issued and outstanding shares and entitled to vote, present at the meeting.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the shares. A special resolution is required for matters such as a change of our name. Holders of the shares may by ordinary resolution, among other things, elect directors, appoint auditors, and increase our share capital. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company.

Preemptive Rights. Holders of our ordinary shares do not have preemptive rights.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares) assets available for distribution among the holders of shares shall be distributed among the holders of the shares pro rata. If the assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and the memorandum and articles of association, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may determine by special resolution. Subject to the provisions of the Companies Act and the memorandum and articles of association, we may also repurchase any of our shares provided that the manner of such purchase has first been approved by ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if we have commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Companies Act, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

General Meetings of Shareholders

The directors may whenever they think fit, and they shall on the requisition of our shareholders holding not less than one-tenth of our paid-up capital as at the date of the deposit of the requisition carries the right of voting at general meetings of our company, proceed to convene a general meeting of our company. If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days. Advanced notice of at least fourteen days is required for the convening of the annual general meeting and other shareholders meetings.

Limitations on the Right to Own Shares

There are no limitations on the right to own our ordinary shares.

Limitations on Transfer of Shares

There are no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

There are no provisions in our memorandum or articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

(a) consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(b) sub-divide our existing shares, or any of them into shares of smaller amount than is fixed by our memorandum of association or into shares without nominal or par value; and

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital and any capital redemption reserve fund in any manner authorized by the Companies Act.

Differences in Corporate Law

The Companies Act is modeled after that of the English companies legislation but does not follow recent English law statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, or a Plan, which must then be authorized by each constituent company by way of (a) a special resolution of the shareholders of each such constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a Cayman Islands constituent company must be obtained, unless the Grand Court of the Cayman Islands waives such requirement. The Plan must be filed with the Registrar of Companies together with, among other documents, a director’s declaration as to the solvency of the constituent company and of the consolidated or surviving company, a director’s declaration of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands) if they follow the required procedures set out in the Companies Act, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement in question is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the affected shares within four months, the offeror may, within a two-month period after expiry of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of a scheme of arrangement is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when: (a) a company acts or proposes to act illegally or ultra vires; (b) the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority.”

Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification or liability arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.